For the fiscal year ended 9/30/00.
File number 811-3084
Prudential Small Company Fund, Inc.




                        SUB-ITEM 77D
        Policies With Respect to Security Investment

                 Supplement Dated May, 2000
             Prospectus Dated November 29, 1999

     The name of the Fund is changing from
Prudential Small Company Value Fund, Inc. to
"Prudential Small Company Fund, Inc." effective
May 30, 2000.

     The following supplements the information contained in the Prospectus on page 1 under "Risk/Return Summary - Investment Objective and
Principal Strategies" and on page 7 under "How the Fund Invests - Investment Objective and Policies":

     We invest in a combination of growth and value stocks. The portfolio manager chooses a blend of both value and growth stocks with a primary focus on finding stocks with above average growth prospects which can be purchased at below average earnings multiples or discounts to their intrinsic value. This approach is often referred to as GARP, or "growth at a reasonable price".

     We currently consider small companies to be those with a market capitalization less than the largest market capitalization found in the Standard & Poor's 600 SmallCap Index. The portfolio is well-diversified and typically includes stocks representing all of the sectors in the Index.







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